ANTELOPE RECOVERY LLC

Financial Statements

Year Ended December, 2022

(With Accountant's Review Report Thereon)

5900 Balcones Dr STE 100

Austin, TX 78735

850-583-2996

Salem Certified Public Accountants, LLC

ANTELOPE RECOVERY LLC.

Year Ended December, 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

5900 Balcones Dr STE 100

Austin, TX 78735

850-583-2996

Salem
Certified Public Accountants, LLC

To whom it may concern;

We have reviewed the accompanying financial statements of Antelope Recovery LLC, which comprise of a profit & loss, balance sheet and a statement of cash flows as of December 31 2022. A review includes primarily applying analytical procedures to the management's financial data and making inquiries of company management. A review is substantially less in scope in comparison to an audit, the objective of which is to express an opinion regarding the financial statements as a whole.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. We did not audit the financial statements. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. Accordingly, we do not express an opinion on these financial statements. Based on our review, we are not aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

DocuSigned by:

A4278CB3A96B424...

Khaled Salem II, CPA

065.052110

Email: cpasalemkhaled@gmail.com

5900 Balcones Dr STE 100

Austin, TX 78735

850-583-2996

Salem
Certified Public Accountants, LLC

ANTELOPE RECOVERY LLC

Profit & Loss

September 7, 2022 - December 31,2022

Ordinary Income/Expense		
Income		1,931.00
Gross Profit		1,931.00
Expense		
Partner Payments		4,950.00
Event Expenses		247.80
Continuing Education		200.00
Advertising & Promotion		1,750.00
Bank & Service Fees		
Bank Fees	45.00	
Merchant Fees	71.78	
Total Bank & Service Fees		116.78
Meals & Entertainment		25.00
Office Expenses		
Computer & Internet	2,440.03	
Office Supplies	125.22	
Total Office Expenses		2,565.25
Payroll Expenses		
Contract Labor	325.00	
Total Payroll Expenses		325.00
Professional Fees		
Speakers	558.00	
Accounting	210.40	
Legal	1,555.00	
Total Professional Fees		2,323.40
Rent		5,675.00
Supplies		80.00
Taxes, Licenses & Permits		506.07
Total Expense		18,764.30
Net Ordinary Income		-16,833.30
Net Income		**-16,833.30**

DocuSigned by:
A4278CB3A96B424...

Khaled Salem II, CPA

065.052110

Email: cpasalemkhaled@gmail.com

5900 Balcones Dr STE 100

Austin, TX 78735

850-583-2996

Salem Certified Public Accountants, LLC

ANTELOPE RECOVERY LLC

Balance Sheet

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Chase Checking - 3070	279.64
Total Checking/Savings	279.64
Total Current Assets	279.64
TOTAL ASSETS	**279.64**
LIABILITIES & EQUITY	
Equity	
Katia	2,420.00
Anh Dao	396.00
Shelby	2,406.38
Robert	11,890.56
Net Income	-16,833.30
Total Equity	279.64
TOTAL LIABILITIES & EQUITY	**279.64**

DocuSigned by:

A4278CB3A96B424...

Khaled Salem II, CPA

065.052110

Email: cpasalemkhaled@gmail.com

5900 Balcones Dr STE 100

Austin, TX 78735

850-583-2996

Salem
Certified Public Accountants, LLC

ANTELOPE RECOVERY LLC

Statement of Cash Flows

December 31st 2022

OPERATING ACTIVITIES	
Net Income	-16,833.30
Net cash provided by Operating Activi...	-16,833.30
FINANCING ACTIVITIES	
Katia	2,420.00
Anh Dao	396.00
Shelby	2,406.38
Robert	11,890.56
Net cash provided by Financing Activi...	17,112.94
Net cash increase for period	279.64
Cash at end of period	**279.64**

DocuSigned by:

A4278CB3A96B424...

Khaled Salem II, CPA

065.052110

Email: cpasalemkhaled@gmail.com

5900 Balcones Dr STE 100

Austin, TX 78735

850-583-2996

Salem
Certified Public Accountants, LLC

ANTELOPE RECOVERY LLC

Statement of Members Equity

Year Ended - December 31st 2022

Member's Equity, Beginning of Year	$ -
Net Income (Loss)	$ -
Member's Equity, End of Year	$ -

DocuSigned by:

A4278CB3A96B424...

Khaled Salem II, CPA

065.052110

Email: cpasalemkhaled@gmail.com

5900 Balcones Dr STE 100

Austin, TX 78735

850-583-2996

Salem
Certified Public Accountants, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception September 7, 2022 through December 31,2022.

Antelope Recovery LLC was incorporated in the State of Colorado in September 2022.

There is only one manager-member (Owns 100% of the equity) while the rest of the staff are "participants" and no voting

power. Antelope Recovery's mission is redesigning teen mental health care to increase access and improve clinical outcomes. The company's offers comprehensive online treatment options and makes it affordable for clients to receive appropriate care in a timely fashion.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

DocuSigned by:

A4278CB3A96B424...

Khaled Salem II, CPA

065.052110

Email: cpasalemkhaled@gmail.com